Filed by Wildfire New PubCo, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jack Creek Investment Corp.

Commission File No.: 001-39602

Date: August 4, 2022

Bridger Aerospace / JCIC

Social Media Posts

The following communication was made available through Bridger Aerospace Group Holdings, LLC on LinkedIn on August 4, 2022.

LinkedIn

We’re excited to share the news that Bridger Aerospace has reached an agreement to go public through a business combination with Jack Creek Investment Corp. We’re excited to embark on our next chapter with the team at Jack Creek as we continue to grow, innovate, and work to combat wildfires. We’re proud of our dedicated team here at Bridger today and look forward to what comes next!

(https://www.globenewswire.com/news-release/2022/08/04/2492184/0/en/Bridger-Aerospace-a-Leading-Provider-of-Aerial-Firefighting-Services-to-Become-a-Public-Company-Through-Business-Combination-with-Jack-Creek-Investment-Corp.html)

The following communication was made available through Bridger Aerospace Group Holdings, LLC on Twitter on August 4, 2022.

Twitter

Bridger Aerospace has reached an agreement to go public through a business combination with Jack Creek Investment Corp. As we embark on our next chapter, we will continue to grow, innovate, and combat wildfires to protect our communities.

(https://www.globenewswire.com/news-release/2022/08/04/2492184/0/en/Bridger-Aerospace-a-Leading-Provider-of-Aerial-Firefighting-Services-to-Become-a-Public-Company-Through-Business-Combination-with-Jack-Creek-Investment-Corp.html)

The links in the foregoing communications relate to the following press release:

Bridger Aerospace, a Leading Provider of Aerial Firefighting Services, to Become a Public Company

Through Business Combination with Jack Creek Investment Corp.

Combination will build upon Bridger’s strong financial performance, accelerate its expansion and strategic investment strategy, while helping to meet a critical public safety and environmental need

Only pure-play, public U.S. aerial firefighting services company to offer industry-leading tactical expertise and proprietary technological capabilities to combat year-round environmental and economic crises

Blackstone Tactical Opportunities, an early Bridger investor, to retain equity and two seats on the Company’s Board of Directors

Transaction values Bridger at $869 million on a pro forma enterprise value and is expected to infuse up to approximately $345 million of cash to the Company’s balance sheet, assuming no redemptions by Jack Creek’s public shareholders and before payment of transaction expenses; no minimum cash requirement or PIPE needed to close

Bozeman, MT and New York, August 4, 2022 (GLOBE NEWSWIRE) — Bridger Aerospace Group Holdings, LLC (“Bridger” or the “Company”), a leading independent provider of aerial firefighting services, and Jack Creek Investment Corp. (“Jack Creek”) (NASDAQ: JCIC), a special purpose acquisition company, today announced a definitive merger agreement that will result in Bridger becoming a publicly traded company. Upon completion of the proposed combination, the combined company will be named Bridger Aerospace Group Holdings, Inc. and is expected to list on the NASDAQ Capital Market under the ticker symbol “BAER.”

Founded in 2014 and led by current Chief Executive Officer and former Navy SEAL Tim Sheehy, Bridger is a mission-driven company focused on addressing the year-round threat of economic and environmental damage caused by wildfires. Through its effective, modern and purposefully designed fleet of aircraft, Bridger provides its federal agency and state government client base with a comprehensive range of aerial firefighting solutions. Bridger operates a large and sophisticated fleet of firefighting aircraft, which includes “Super Scoopers” (CL-415EAF), air attack and logistical support aircraft (Next Generation Daher Kodiaks, Pilatus PC-12s, DeHavilland Twin Otter and legacy Twin Commanders), and UAVs (Unmanned Aerial Vehicles). Bridger also offers FireTRAC, an innovative, proprietary data gathering, aerial surveillance and reporting platform that complements its fleet of firefighting assets.

Bridger has the ability to operate in all 50 states and a track record of strong financial performance supported by a recurring revenue model and multiple federal and state contracts. As climate conditions continue to evolve and create a longer, more intense wildfire season, a consistent and cost-effective solution is required. Bridger’s experience and expertise positions it to be the aerial firefighting solution of choice for federal, state and local governments.

Mr. Sheehy, who will continue to lead Bridger as Chief Executive Officer, commented, “Our mission at Bridger is simple: to save lives, preserve our environment, and protect the people and communities that are impacted by the growing wildfire crisis across the globe. Our team is proud to be on the frontlines, bringing our tactical military experience, operational capabilities, focus on safety and the technology solutions required to attack this problem head-on. In Jack Creek, we have found the right partner to meet this challenge, as they will provide us with the additional resources and management support to grow our fleet and expand our geographic presence.”

Through its partnership with Jack Creek, Bridger expects to be uniquely positioned to expand throughout North America and globally to meet the rising demand for these critical services. Jack Creek’s executive team has an extensive track record of building and operating high-performing, private and publicly traded businesses across various sectors. They will bring this expertise and history of entrepreneurship, innovation and capital allocation to create significant value for shareholders with this transaction. Jack Creek’s Executive Chairman, Jeffrey Kelter, will become Chairman of Bridger’s Board, which will include another member of Jack Creek’s deeply experienced leadership team. Funds managed by Blackstone Tactical Opportunities, as an early investor in Bridger, will remain an equity holder in the Company and retain two Board seats.

Mr. Kelter added, “Our priority for this transaction was to identify a company with exceptional leadership and operational expertise to take public and with which we could develop a true partnership. As a private company, Bridger has attracted the support of leading institutional investors and counts as equity holders some of the leading financial institutions and asset managers in the world. With its strong recurring revenue model, experienced management team and industry-leading aircraft fleet, the Company is well-positioned to grow and create significant and sustained value for investors and all stakeholders as it works to meet critical environmental and community needs.”

Transaction Overview

The business combination values Bridger at an implied $869 million pro forma enterprise value. The transaction, which does not have a minimum cash requirement or require a PIPE offering, is expected to deliver up to approximately $345 million of cash to Bridger’s balance sheet, assuming no redemptions by Jack Creek’s public shareholders and before payment of transaction expenses, leaving the Company better positioned to further expand its fleet and explore proprietary strategic investments.

The Boards of Directors of both Bridger and Jack Creek have unanimously approved the proposed business combination, which is expected to be completed in the fourth quarter of 2022, subject to satisfaction of customary closing conditions, including the approval of Jack Creek’s shareholders.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Jack Creek with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Sidley Austin LLP is serving as legal advisor to Bridger. Weil, Gotshal & Manges LLP is serving as legal advisor to Jack Creek.

About Bridger Aerospace

Based in Bozeman, Montana, Bridger Aerospace Group Holdings, LLC is one of the nation’s largest privately held aerial firefighting companies. Bridger is committed to utilizing its team, aircraft and technology to save lives, property and habitats threatened by wildfires. Bridger provides aerial firefighting and wildfire management services to federal and state government agencies, including the United States Forest Service, across the nation. More information about the company is available at www.bridgeraerospace.com.

About Jack Creek Investment Corp.

Jack Creek Investment Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Media Contact

Jeremy Jacobs and Will Braun

Abernathy MacGregor

212-371-5999

jrj@abmac.com / whb@abmac.com

Investor Contact

Lauren Ores

KSH Capital

212-710-5073

lores@kshcapital.com

No Offer or Solicitation

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the potential business combination between Bridger Aerospace Group Holdings, LLC (“Bridger”) and Jack Creek Investment Corp. (“Jack Creek”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (2) the sources and uses of cash of the Potential Business Combination; (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (4) current and future potential commercial and customer relationships; and (5) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Jack Creek’s and Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger; Bridger’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in JCIC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, JCIC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that JCIC or Wildfire New PubCo, Inc., a wholly owned subsidiary of Jack Creek (“New PubCo”) has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger presently know or that Jack Creek and Bridger currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger’s expectations, plans or forecasts of future events and views as of the date of this communication. Jack Creek and Bridger anticipate that subsequent events and developments will cause Jack Creek’s and Bridger’s assessments to change. However, while Jack Creek and Bridger may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Shareholders and Investors

The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by New PubCo, which will include preliminary and definitive proxy statements to be distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger’s equityholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, Jack Creek will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Jack Creek’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about Jack Creek, Bridger and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, Floor 20, New York, NY 10016.

Participants in the Solicitation

Jack Creek and Bridger and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This communication is not a substitute for the Registration Statement or for any other document that Jack Creek or New PubCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New PubCo through the website maintained by the SEC at http://www.sec.gov.